EXHIBIT 21.0

SUBSIDIARIES OF GREENE COUNTY BANCORP, INC.

Company	State of Incorporation	Percent Owned

The Bank of Greene County	Federal	100.0% owned by Greene County Bancorp, Inc.
Greene County Commercial Bank	New York	100.0% owned by The Bank of Greene County
Greene Property Holdings, Ltd.	New York	100.0% owned by The Bank of Greene County